Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

September 13, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on September 13, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On September 13, 2021, the Company is pleased to provide its investors with an update on its data center construction in New Brunswick and that its Nasdaq tricker will be changing to "HIVE".

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated September 13, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

September 13, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

September 13, 2021

HIVE Blockchain Provides Expansion Update and New Nasdaq Ticker

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce provide its investors with an update on its data center construction in New Brunswick and that its Nasdaq tricker will be changing to "HIVE".

Expansion Update

Construction is in full throttle with our Canadian expansion which will enable HIVE to deploy an additional 20MW of green and clean Bitcoin mining before the end of calendar 2021, with an additional 20MW on schedule to come online within first quarter of calendar 2022. We expect this expansion to add over 900 Petahash per second to our Bitcoin production and enable HIVE to HODL more virgin coins.

Nasdaq Ticker

HIVE is very pleased to announce that effective Tuesday September 14, 2021, on the Nasdaq's Capital Markets Exchange that the Company's ticker will be changing from "HVBT" to "HIVE". "I am thrilled that we will make it much easier for Hive Blockchain technology investors and traders in both Canada and the US to have only one ticker. We are very thankful to NASDAQ in assisting us with acquiring the original symbol "HIVE" that relates to our name. This is important in branding and positioning our name in the minds and hearts of investors and traders as the first crypto mining company and only mining with green energy," said Mr. Frank Holmes, Executive Chairman of HIVE.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.
"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, including the potential increase in hashpower, the potential for the Company's long-term growth, business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete the expansion facilities in an economical and timely manner. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.